UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ONEWATER MARINE INC.
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
68280L 101
(CUSIP Number)
SEPTEMBER 22, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☒	Rule 13d–1(c)

☐	Rule 13d–1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68280L101

1	NAMES OF REPORTING PERSONS
Teresa D. Bos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,090,666

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,090,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,090,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8% (1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of OneWater Marine Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of September 22, 2020.
(2)
Includes 24,000 shares of Class A common stock held directly by Mrs. Bos and Peter H. Bos, Jr., Mrs. Bos’s spouse; 900,000 shares of Class A common stock held by the Teresa D. Bos 2015 Trust (the “Trust”), of which Mr. and Mrs. Bos serve as two of the five trustees, and 166,666 shares of Class A common stock held by LMI Holding, LLC, a Florida limited liability company (“LMI Holding”) of which the Trust is the controlling member.

(3)
Does not include 1,145,044 shares of Class B common stock, par value $0.01 per share, of the Issuer, or 1,145,044 common units (“Common Unit”) of One Water Marine Holdings, LLC (“OneWater LLC”) held by the Trust. At the request of the holder, each Common Unit may be coupled with a share of Class B common stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC (the “OneWater LLC Agreement”), newly-issued shares of Class A common stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 2 of 9 Pages

CUSIP NO. 68280L101

1	NAMES OF REPORTING PERSONS
Peter H. Bos, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,090,666

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,090,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,090,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8% (1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of the Issuer issued and outstanding as of September 22, 2020.
(2)
Includes 24,000 shares of Class A common stock held directly by Mr. Bos and Teresa D. Bos, Mr. Bos’s spouse; 900,000 shares of Class A common stock held by the Trust, of which Mr. and Mrs. Bos serve as two of the five trustees, and 166,666 shares of Class A common stock held by LMI Holding, of which the Trust is the controlling member.

(3)
Does not include 1,145,044 shares of Class B common stock or 1,145,044 Common Units held by the Trust. At the request of the holder, each Common Unit may be coupled with a share of Class B common stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the OneWater LLC Agreement, newly-issued shares of Class A common stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 3 of 9 Pages

CUSIP NO. 68280L101

1	NAMES OF REPORTING PERSONS
Teresa D. Bos 2015 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,066,666

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,066,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,066,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.6% (1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of the Issuer issued and outstanding as of September 22, 2020.
(2)	Includes 166,666 shares of Class A common stock directly owned by LMI Holding, of which the Trust is the controlling member.
(3)
Does not include 1,145,044 shares of Class B common stock or 1,145,044 Common Units held by the Trust. At the request of the holder, each Common Unit may be coupled with a share of Class B common stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the OneWater LLC Agreement, newly-issued shares of Class A common stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 4 of 9 Pages

CUSIP NO. 68280L101

1	NAMES OF REPORTING PERSONS
LMI Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
166,666

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
166,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
166,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of the Issuer issued and outstanding as of September 22, 2020.

Page 5 of 9 Pages

CUSIP NO. 68280L101
Item 1(a).	Name of issuer:

OneWater Marine Inc.

Item 1(b).	Address of issuer’s principal executive offices:

6275 Lanier Islands Parkway
Buford, Georgia 30518

Item 2(a).	Names of persons filing:

Teresa D. Bos

Peter H. Bos, Jr.

Teresa D. Bos 2015 Trust

LMI Holding, LLC

Item 2(b).	Address or principal business office or, if none, residence of each Reporting Person:

4471 Legendary Drive
Destin, Florida 32541

Item 2(c).	Citizenship:

Teresa D. Bos: United States

Peter H. Bos, Jr.: United States

Teresa D. Bos 2015 Trust: Florida

LMI Holding, LLC: Florida

Item 2(d).	Title of class of securities:

Class A common stock, par value $0.01 per share, of OneWater Marine Inc.

Item 2(e).	CUSIP number:

68280L 101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of the attached cover pages is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Page 6 of 9 Pages

CUSIP NO. 68280L101

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages

CUSIP NO. 68280L101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2020
Teresa D. Bos

	By:	/s/ Peter H. Bos, Jr.
Name: Peter H. Bos, Jr.
Title: Attorney-in-fact

Peter H. Bos, Jr.

	By:	/s/ Peter H. Bos, Jr.
Name: Peter H. Bos, Jr.

Teresa D. Bos 2015 Trust

	By:	/s/ Peter H. Bos, Jr.
Name: Peter H. Bos, Jr.
Title: Trustee

LMI Holding, LLC

	By:	/s/ Peter H. Bos, Jr.
Name: Peter H. Bos, Jr.
Title: Vice President

Page 8 of 9 Pages

CUSIP NO. 68280L101

Index to Exhibits

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Power of Attorney, relating to Teresa D. Bos

Page 9 of 9 Pages